UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

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TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release announcing that TAT Technologies announces appointment of new Chief Executive Officer.

ITEM 1

TAT Technologies Announces Appointment of New Chief Executive Officer

GEDERA, Israel, Thursday, December 13, 2011 /PRNewswire/ -- TAT Technologies Ltd. (“TAT”, “The Company”; Nasdaq: TATT ), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that its Board of Directors has appointed Itsik Maaravi as its new President and Chief Executive Officer effective January 1, 2012.  Mr. Maaravi is currently President of TAT’s Piedmont Aviation Component Services, LLC subsidiary (“Piedmont”), a position he has held since July 2011.  From July 2009 through June 2011 Mr. Maaravi was Chief Marketing Officer for Piedmont as well as for the Company’s Limco Airepair subsidiary (“Limco”).  Between 2000 and June 2009 Mr. Maaravi held senior marketing positions at Kamor Aviation and Israel Aerospace Industries.

The Company has entered into a new employment agreement with Mr. Maaravi pursuant to which he will be entitled to an annual salary of $250 thousands. Maaravi will be eligible to participate in a bonus plan if and when such a plan is adopted by the Company, and if such bonus plan is adopted, the maximum bonus for meeting target will not be less than 25% of his annual salary. He will also be eligible for a special bonus of $100,000 if in 2013 the Company has sales of at least $125 million and EBITDA of at least 18%. The agreement has a term of three years subject to early termination upon any of the following:  (a) TAT can terminate for cause (fraud, conviction, gross negligence, breach, etc.) immediately; (b) TAT can terminate without cause upon 90 days prior written notice; and (c) Maaravi can terminate upon 90 days prior written notice.  The agreement also contains customary non-compete and non-solicitation provisions.

In connection with the previously announced resignation of Shmuel Fladel, effective December 7, 2011, 21,825 stock options held by Mr. Fledel expired.  Mr. Fledel has the right to exercise the remaining 43,652 stock options held by him through March 6, 2012.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 30.3% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:www.tat-technologies.com

Contact:

Mr. Yaron Shalem

CFO TAT Technologies.

Tel: 972-8-8268500

yarons@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)
By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: December 13, 2011